Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Teekay Corporation

We consent to the use of our report dated March 15, 2024, on the consolidated financial statements of Teekay Corporation, which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, the related consolidated statements of income (loss), comprehensive income, changes in total equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, and our report dated March 15, 2024 on the effectiveness of internal control over financial reporting as of December 31, 2023, which are incorporated by reference in the Registration Statement on Form F-4, dated September 27, 2024, of Teekay Corporation.

/s/ KPMG LLP

Chartered Professional Accountants

September 27, 2024

Vancouver, Canada